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SEC FILE NUMBER
8-66974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Profor Securities, LLC (dba Profor Advisors)

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 Westchester Ave, Suite 641-N
(No. and Street)

Rye Brook, New York 10753
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick J. O'Meara	646-202-2969	pjo@proforadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA, LLC
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick J. O'Meara, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Profor Securities, LLC (dba Profor Advisors), as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Michelle-Ann Haynes

MICHELLE-ANN HAYNES
Notary Public of New York
Registration # 01HA6393164
Qualified in Bronx County
My Commission Expires 08/14/2027

March 27, 2026

Signature: Patrick J O'Meara

Title:
Patrick J. O'Meara, Executive Rep & CCO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Profor Securities, LLC

(SEC I.D. No. 8-66974)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2025

(Including Report of Independent Registered Public Accounting Firm)

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition is bound separately has been filed simultaneously herewith as a Public Document.

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Profor Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Profor Securities, LLC as of December 31, 2025, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Profor Securities, LLC as of December 31, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Profor Securities, LLC's management. My responsibility is to express an opinion on Profor Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Profor Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Profor Securities, LLC's financial statements.

The supplemental information is the responsibility of Profor Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Profor Securities, LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
March 26, 2026

PROFOR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Current Assets		
Cash	$	245,776
CRD Deposit		85
Prepaid Expenses		2,337
Total Current Assets		248,198
Security deposits		5,200
Total Assets	$	253,398

LIABILITIES AND MEMBER EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	27,243
Commitments and Contingencies *(Note 7)*		
Member Equity		
Member capital		355,581
Member loss		(129,426)
Total Member Equity		226,155
Total Liabilities and Member Equity	$	253,398

See accompanying notes to financial statements.

PROFOR SECURITIES, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2025

REVENUES

Fee Income	$ 8,651,849
Total Revenue	8,651,849

OPERATING EXPENSES

Payroll & Compensation	1,160,512
Commissions expense	7,324,781
Professional fees	101,998
Regulatory fees	45,582
Travel & entertainment	93,802
General & administrative	47,976
Income taxes	6,624
Total Expenses	8,781,275
Net Loss	$ (129,426)

See accompanying notes to financial statements.

PROFOR SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

Year Ended December 31, 2025

	Total
Balance at January 1, 2025	$ 355,581
Net Loss	(129,426)
Balance at December 31, 2025	$ 226,155

See accompanying notes to financial statements.

PROFOR SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2025

Cash flows from operating activities

Net Loss	$	(129,426)
Cash Provided By Operating Activities:		
Decrease (Increase) in Operating Assets:		
Prepaid assets		(1,954)
Fee Receivable		300,000
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		5,749
Net cash provided by operating activities		174,369
Net increase in cash		174,369
Cash, Beginning of year		71,407
Cash, End of year	$	245,776
Supplemental Disclosures		
Cash paid for income taxes		-
Cash paid for interest		-

See accompanying notes to financial statements.

1 Organization and Nature of Business

Profor Securities, LLC, dba Profor Advisors (the "Company"), is a New York limited liability company located in Rye Brook, New York. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC.

The Company is a financial services firm specializing in the placement of alternative investment offerings to a global investor base. The Company primarily focuses on raising capital among institutional investors. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2025. The Company's cash is held by two financial institutions and is insured by the Federal Deposit Insurance Corporation.

Note 2. Significant Accounting Policies (continued)

(d)   *Depreciation*

There was no depreciation during the year 2025.

(e)   *Prepaid FINRA fees*

Represents a refund of fees paid previously in the year.

(f)   *Revenue Recognition*

We adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (the "new revenue standard" or Accounting Standard s Codification 606, ("ASC 606")) effective January 1, 2018. There were no material changes in our revenue recognition policies as a result of the new standard.

The Company recognizes revenue from fees in the period received or when performance is substantially complete, or cash received.

Accounts receivable are reviewed monthly for collectability and any amounts deemed uncollectable are written off to bad debt expense.

(g)   *Income Taxes*

The Company is a limited liability company that has made an election to be treated as an S-Corporation pursuant to section 1362 of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose tax based on capital.

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting

Note 2. Significant Accounting Policies (continued)

balances in the shareholders capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2025. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2022.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2025.

(h) *Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

Note 2. Significant Accounting Policies (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value".

(i) *Significant Credit Risk*

During 2025, fees received from four funds totaled approximately 10.0% of fee income. There is no guarantee of future revenue from these funds.

3   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $218,533 which was $ 213,533 in excess of its required minimum net capital of $ 5,000 The Company's net capital ratio was 12.47%.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is registered with FINRA as a broker dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore it is not subject to possession or control requirements under SEC Rule 15c3-3 and is not required to compute 15c3-3 reserve requirements.

4 **Leases**

The Company currently conducts its operations from facilities that are leased under an Office Service Agreement on a month to month basis for approximately $2,300 per month. Rental expense for the year ended December 31, 2025 was $27,733.

5 **Credit Risk and Concentrations**

The Company maintains its cash in a bank deposit account at two financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk. As of December 31, 2025, there were no cash equivalent balances held in any accounts that were not fully insured.

6 **Fair Value**

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

	Level 1
Assets	
Cash	$ 245,776
Liabilities	
Accounts Payable and Accrued expenses	$ 27,243

During 2025 the Company did not own any other financial assets or incur any other liabilities.

7 **Commitments and Contingencies**

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

Note 7. Commitments and Contingencies (continued)

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

8   Related Party Transactions

During the year the Company paid commissions in the amount of $1,160,512 to the controlling member. In addition, during the year the Company reimbursed its controlling member for travel, entertainment and medical expenses and paid $57,099 for health insurance.

9   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2025 the Company had implemented such policies and procedures.

10   Segment Reporting

The Company is a financial services firm specializing in the placement of alternative investment offerings to a global investor base. The Company primarily focuses on raising capital among institutional investors. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. The accounting policies of the financial services are the same as those described in the summary of significant policies.

The chief operating decision maker (CODM) assesses performance for the investment banking segment and decides how to allocate resources based on net income that is also reported on the income statement. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the investment banking segment or into other parts of the entity. The CODM also uses net income in competitive analysis by benchmarking competitors.

11   Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2025

PROFOR SECURITIES, LLC

NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1

December 31, 2025

Schedule I

NET CAPITAL

Assets	$	253,398
Less Liabilities		(27,243)
Total Ownership Equity		226,155
Less Non Allowables		(7,622)
TNC Before Haircuts & Undue Concentration		218,533
Less Haircuts		0
Less Undue Concentration		0
NET CAPITAL		218,533
Minimum Required Net Capital		5,000
Excess Net Capital	$	213,533
AI/NC Ratio		12.47%
Non A.I. Liabilities		0.00

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2025)

Net Capital, as reported in Company's Part II unaudited Focus Report	218,533
Net Capital, per above	218,533
Difference	$ -

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2025

Profor Securities, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker/dealer under Rule 15c3-3 of the Securities Exchange Act of 1934

DECEMBER 31, 2025

Schedule II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

Ferrara CPA

100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Profor Securities, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Profor Securities, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business exclusively to receiving transaction-based and service level compensation for capital introduction services, and therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
March 26, 2026

PROFOR SECURITIES, LLC
EXEPMPTION REPORT PURSUANT TO SEC RULE 17a-5

FOR THE YEAR ENDED
DECEMBER 31, 2025

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Profor Securities, LLC

Profor Securities, LLC, (the "Company"). is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based and service level compensation for capital introduction services. and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 1Sc3-3) throughout the most recent fiscal year without exception.

Profor Securities, LLC

I, Patrick J. O'Meara, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Patrick J. O'Meara
Managing Director